Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-208748

Relating to Prospectus dated January 4, 2016

First Internet Bancorp NASDAQ: INBK Common Equity Offering December 2016

Offering Disclosure This presentation has been prepared by First Internet Bancorp (“First Internet” or the “Company”) solely for informational purposes based on information regarding its operations, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of First Internet and does not purport to contain all of the information that may be relevant or material to an interested party’s investment decision. In all cases, interested parties should conduct their own investigation and analysis of First Internet, the information set forth in this presentation, the information included in or incorporated by reference into the prospectus and the prospectus supplement, and other information provided by or on behalf of First Internet. Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of the securities of First Internet or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Securities of First Internet are not deposits or insured by the FDIC or any other agency. Except where information is provided as of a specified date, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. First Internet believes that such information is accurate and that the sources from which it has been obtained are reliable. First Internet cannot guarantee the accuracy of such information, however, and has not independently verified such information. To the extent that statements in this presentation relate to future plans, objectives, financial results or performance of First Internet, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by the use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. The Company’s actual strategies, results and financial condition in future periods may differ materially from those currently expected due to various risks and uncertainties. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Factors that may cause such differences include: the use of proceeds from any sale of securities by the Company, general economic conditions, whether national or regional, and conditions in the lending markets in which the Company participates that may have an adverse effect on the demand for loans and other products, the Company’s credit quality and related levels of nonperforming assets and loan losses, and the value and salability of the real estate that the Company owns or that is the collateral for its loans; failures of or interruptions in the communication and information systems on which we rely to conduct our business that could reduce our revenues, increase our costs or lead to disruptions in our business; the Company’s plans to grow its commercial real estate and commercial and industrial loan portfolios which may carry greater risks of non-payment or other unfavorable consequences; and the Company’s dependence on capital distributions from its subsidiary First Internet Bank; and the “Risk Factors” section of the prospectus supplement and the “Risk Factors” sections contained in our reports filed with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the prospectus. Consequently, no forward-looking statement can be guaranteed. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason. First Internet has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that First Internet has filed with the SEC for more complete information about First Internet and the offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by contacting First Internet or by contacting Keefe, Bruyette & Woods, A Stifel Company, at 787 Seventh Avenue, Fourth Floor, New York, NY 10019, 1-800-966-1559 or FIG Partners, LLC at 1175 Peachtree Street NE, Suite 2250, Atlanta, GA 30361, 1-404-601-7200. 2

Issuer: Exchange / Listing: Offering Format: Security: Deal Value: Use of Proceeds: Lead Bookrunner: Co-Manager: Lock-Up: First Internet Bancorp NASDAQ: INBK Follow-On Common Stock $25 million (100% Primary) General corporate purposes, which may include providing capital to support our growth organically or through strategic acquisitions, repayment of indebtedness, financing investments and capital expenditures, and for investments in the Bank as regulatory capital 45 days Keefe, Bruyette & Woods, A Stifel Company FIG Partners Offering Summary 3

Corporate Overview Corporate Summary First Internet Bank launched in 1999 First state-chartered FDIC-insured Internet bank Headquartered in Fishers, IN with an office in Phoenix, AZ Industry pioneer in branchless delivery of consumer and commercial banking services Nationwide deposit and lending footprint Experienced management team Strong balance sheet and earnings growth 4 3Q16 Financial Information Total assets $1.8 billion Total loans $1.2 billion Total deposits $1.5 billion TCE / tangible assets 1 7.28% NPLs / total loans 0.09% ROAA 0.71% ROATCE 1 9.41% Market capitalization 2 $168.2 million Dividend yield 2 0.8% NASDAQ Global Select Market INBK 1 See Reconciliation of Non-GAAP Financial Measures 2 Market valuation data as of December 7, 2016

David B. Becker Chairman, President and CEO Founded the Bank in 1999 and CEO since inception Serial entrepreneur with 30 years experience in the financial services and technology industries 2001 recipient of the Ernst and Young Entrepreneur of the Year Award Kenneth J. Lovik SVP and Chief Financial Officer Joined INBK in August 2014 22 years experience in financial services and investment banking Previously served as SVP, Investor Relations and Corporate Development at First Financial Bancorp Stephen Farrell SVP and Chief Credit Officer Joined INBK in October 2015 35 years experience in the banking industry Previously served as Chief Credit Officer at Salin Bank Michael E. Lewis SVP – Commercial Real Estate Banking Joined INBK in 2010 to launch Commercial Real Estate Banking 33 years of banking experience in senior lending management positions with Huntington, Sky, Union Federal, LaSalle, Bank One, Chase and Summit Banks Nicole S. Lorch SVP – Retail Banking Joined the Bank in 1999 as Director of Marketing 20 years experience in banking and fintech Previously held marketing roles at VIFI and re:Member Data Services C. Charles Perfetti SVP and Corporate Secretary Joined the Bank in 2007 with the acquisition of Landmark Financial Corporation where he served as President and CEO from 1989 to 2007 Previously served as Chief Investment Manager - State of Indiana 1979 to 1986 Kevin B. Quinn SVP – Retail Lending Joined INBK in 2008 24 years experience in financial services and consumer finance Previously served as SVP at First Indiana Bank in Consumer Finance, Secondary Marketing and Wholesale Lending Anne Sharkey SVP - Operations Joined INBK in December 2015 27 years experience in banking and financial services industry Previously held senior management roles with LendKey Technologies, Remittance Processing Services and Irwin Union Bank Connie Shepherd SVP – Commercial Banking Joined INBK in 2011 to launch Commercial (C&I) Banking 29 years of banking experience Previously held senior lending management positions at M&I Bank, National City Bank and Mellon Bank 5 Experienced Leadership

Performance Summary 6 Strong balance sheet growth has driven increased earnings and consistent growth in tangible book value per share 1 See Reconciliation of Non-GAAP Financial Measures Diluted Earnings Per Share Pre-Tax, Pre-Provision Earnings Tangible Book Value Per Share 1 Total Assets Total Loans Total Deposits $0.32 $0.46 $0.50 $0.51 $0.50 $0.53 $0.57 $0.55 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 $2,594 $3,665 $3,721 $4,006 $4,219 $4,676 $5,179 $6,823 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 Dollars in thousands $971 $1,036 $1,105 $1,166 $1,270 $1,528 $1,702 $1,824 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 Dollars in millions $732 $768 $814 $877 $954 $1,041 $1,112 $1,199 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 Dollars in millions $20.74 $21.11 $21.23 $21.90 $22.24 $22.93 $23.67 $23.94 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 $759 $821 $857 $900 $956 $1,243 $1,389 $1,494 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 Dollars in millions

Differentiated Business Model Nationwide consumer banking provider Proven online / mobile retail deposit platform using scalable technology backed by exceptional customer service Low cost delivery channel creates customer value through competitive rates and low fees Commercial banking franchise focused on select local and national markets 7 National, award-winning online direct-to-consumer mortgage banking platform National, niche consumer lending segments with strong yields and asset quality Asset class and geographic diversity provides ability to generate top tier balance sheet and revenue growth funded by a loyal, efficient and growing deposit base Local National C&I – Central Indiana C&I – Arizona Investor CRE – Central Indiana Construction – Central Indiana Single tenant lease financing

Strategic Objectives Drive revenue growth and positive operating leverage Achieve consistent strong profitability Deploy capital in an accretive manner focused on building shareholder value Capitalize on consumer trends by capturing greater deposit market share among digital banking adopters Maintain strong asset quality and focus on disciplined risk management Expand asset generation channels to supplement growth and increase profitability Continue investing in technology to remain a digital banking leader and increase efficiency 8

9 Corporate Recognition First Internet Bank has been recognized for its innovation and is consistently ranked among the best banks to work for, enhancing its ability to attract and retain top-level talent TechPoint 2016 Mira Award “Tech-enabled Company of the Year” Top 10 finalist – 2016 Indiana Public Company of the year presented by the CFA Society and FEI American Banker’s “Best Banks to Work For” 2016 2015 2014 2013 Workplace Dynamics’ “Indianapolis Star Top Workplaces” 2016 2015 2014 “Best Places to Work in Indiana” 2016 2013 Mortgage Technology 2013 awarded top honors in the Online Mortgage Originator category

Consistent Balance Sheet Growth 10 Execution of the business strategy is driving consistent and sustainable balance sheet growth CAGR: 32.4% CAGR: 38.0% CAGR: 31.8% CAGR: 24.1% Total Assets Total Loans Total Deposits Shareholders' Equity $636 $802 $971 $1,270 $1,824 2012 2013 2014 2015 3Q16 Dollars in millions $358 $501 $732 $954 $1,199 2012 2013 2014 2015 3Q16 Dollars in millions $531 $673 $759 $956 $1,494 2012 2013 2014 2015 3Q16 Dollars in millions $61 $91 $97 $104 $137 2012 2013 2014 2015 3Q16 Dollars in millions

Five Year Balance Sheet Growth Five year balance sheet growth rates far exceed the median rates for similar institutions INBK growth over this period has been primarily organic as opposed to through acquisitions 11 Source: Company data and SNL Financial; financial data as of September 30, 2016; peer data represents median value of component companies. SNL Micro Cap US Banks represent publicly traded micro cap banks with a market capitalization of less than $250 million; peer data based on index components as of September 30, 2016. Five Year Total Asset Growth Five Year Total Loan Growth Five Year Total Deposit Growth 256% 46% INBK SNL Micro Cap US Banks 222% 35% INBK SNL Micro Cap US Banks 225% 32% INBK SNL Micro Cap US Banks

Earnings and Profitability 12 The Company remains focused on driving earnings growth and improving profitability 1 See Reconciliation of Non-GAAP Financial Measures Net Income Net Interest Margin Return on Average Assets Return on Average Tangible Common Equity 1 $1,465 $2,063 $2,265 $2,323 $2,278 $2,432 $2,834 $3,098 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 Dollars in thousands 2.78% 2.84% 2.87% 2.84% 2.85% 2.78% 2.39% 2.42% 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 0.62% 0.84% 0.84% 0.82% 0.74% 0.72% 0.71% 0.71% 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 6.38% 8.98% 9.60% 9.58% 9.14% 9.63% 10.07% 9.41% 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16

Strong Revenue and Earnings Growth 13 Strong asset generation and re-focused mortgage banking activities combined with disciplined expense management are driving revenue growth and positive operating leverage Increase in quarterly noninterest expense: 43% Increase in quarterly revenue: 80% Increase in quarterly net interest income: 62% LTM mortgage banking revenue up 30% over prior LTM period $8,473 $15,236 $5,879 $8,413 4Q14 3Q16 Net Interest Income + Noninterest Income Noninterest Expense Dollars in thousands $6,375 $10,338 $2,098 $4,898 4Q14 3Q16 Net Interest Income Noninterest Income Dollars in thousands

Increasing Economies of Scale 14 Scalable, technology-driven model delivers increasing efficiency and is a key component driving improved operating leverage Noninterest Expense / Average Assets Efficiency Ratio Total Revenue Per FTE Total Assets Per FTE 69.4% 63.1% 63.0% 60.8% 60.6% 60.0% 61.2% 55.2% 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 $59.3 $66.1 $64.8 $66.3 $70.5 $71.7 $72.8 $79.8 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 Dollars in thousands $6.8 $6.9 $7.1 $7.6 $8.4 $9.4 $9.6 $9.5 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 Dollars in millions 2.48% 2.55% 2.34% 2.19% 2.11% 2.08% 1.98% 1.93% 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16

Loan Portfolio Overview



Commercial and industrial
Commercial real estate
Single Tenant lease financing
Residential mortgage/HELOCs
Consumer
2013: 14% 11% 17% 36% 22%
2014: 15% 7% 26% 38% 14%
3Q15: 15% 5% 38% 29% 13%
4Q15: 15% 7% 39% 27% 12%
1Q16: 15% 6% 43% 24% 12%
2Q16: 14% 6% 45% 22% 13%
3Q16: 13% 6% 48% 20% 13%

Dollars in thousands	2013	2014	3Q15	4Q15	1Q16	2Q16	3Q16
Commercial loans							
Commercial and industrial	$ 55,168	$ 77,232	$ 89,762	$ 102,000	$ 106,431	$ 111,130	$ 107,250
Owner-occupied commercial real estate	18,165	34,295	42,117	44,462	47,010	46,543	45,540
Investor commercial real estate	26,574	22,069	17,483	16,184	14,756	12,976	12,752
Construction	28,200	24,883	30,196	45,898	52,591	53,368	56,391
Single tenant lease financing	84,173	192,608	329,149	374,344	445,534	500,937	571,972
Total commercial loans	212,280	351,087	508,707	582,888	666,322	724,954	793,905
Consumer loans							
Residential mortgage	138,418	220,612	209,507	214,559	208,636	202,107	200,889
Home equity	37,906	58,434	47,319	43,279	40,000	38,981	37,849
Trailers	68,991	63,288	66,749	67,326	69,845	74,777	78,419
Recreational vehicles	34,738	30,605	36,800	38,597	41,227	44,387	49,275
Other consumer loans	3,833	3,201	2,638	2,389	10,251	22,592	35,464
Total consumer loans	283,886	376,140	363,013	366,150	369,959	382,844	401,896
Net def. loan fees, prem. and disc.	4,987	5,199	4,858	4,821	4,402	3,824	3,131
Total loans	$ 501,153	$ 732,426	$ 876,578	$ 953,859	$ 1,040,683	$ 1,111,622	$ 1,198,932

15

FIRST INTERNET BANCORP

Commercial Real Estate Single tenant lease financing overview: Long term lease financing of single tenant properties occupied by financially strong lessees Originations / commitments over the past twelve months exceeded $283 million Nationwide platform provides ability to capitalize on national correspondent network Expertise in asset class with streamlined execution and credit process Strong historic credit performance Average LTV of approximately 53% 16 Commercial real estate balances increased $264.3 million, or 70.1%, since 3Q15 Single Tenant Lease Financing Portfolio Diversity 10.2% 6.9% 6.2% 5.5% 4.4% 66.8% Red Lobster CVS Walgreen's Rite Aid Wendy's All others 18.4% 9.2% 6.7% 5.5% 5.2% 55.0% Texas Florida Georgia North Carolina Indiana All others As of % of Dollars in millions September 30, 2016 total Single tenant lease financing $572.0 89.2% Construction 56.4 8.8% Investor commercial real estate 12.7 2.0% Total commercial real estate $641.1 100.0%

Commercial and Industrial Commercial and industrial overview: Originations / commitments exceeded $67 million over the past twelve months Primarily serves the borrowing and treasury management needs of small and middle-market businesses Seasoned banking team leverages market knowledge and experience to serve clients in a relationship-based approach Business line built organically, adding select personnel with specialized product or market expertise Indiana team focuses on central Indiana and ancillary Midwestern markets Added to Arizona team to further enhance origination efforts Strong credit performance to date 17 Commercial and industrial balances increased $20.9 million, or 15.9%, since 3Q15 As of % of Dollars in millions September 30, 2016 total Commercial and industrial $107.3 70.2% Owner-occupied CRE 45.5 29.8% Total commercial and ind. $152.8 100.0% Commercial & Industrial Balances $55.2 $77.2 $102.0 $107.3 $18.1 $34.3 $44.5 $45.5 2013 2014 2015 3Q16 Commercial and industrial Owner-occupied CRE Dollars in millions $73.3 $111.5 $146.5 $152.8

Residential Mortgage 18 Last 12 Months of Mortgage Originations – Regional Distribution Award-winning national online origination platform Highly efficient application and underwriting process Sales and marketing efforts re-focused on purchase mortgage business Full range of residential mortgage and home equity products Launched central-Indiana based construction loan program 21.3% 13.2% 26.3% 20.7% 18.5%

Nationwide Branchless Deposit Franchise 19 Total Deposits – $1.5 Billion – Regional Distribution As of September 30, 2016 Nationwide consumer, small business and commercial deposit base Scalable technology and customer convenience supported by exceptional service Deposit relationships in all 50 states, including desirable metropolitan markets Average consumer interest checking account balance of $15,300 far exceeds the national average $283.7 million 19.0% $134.2 million 9.0% $617.3 million 41.3% $226.5 million 15.2% $231.9 million 15.5% $1.7 million of balances in US territories/Armed Forces included in headquarters/Midwest balance

Deposit Composition Total deposits increased $593.8 million, or 66.0%, since 3Q15 Treasury management and small business deposits provide a significant opportunity for increasing lower-cost core deposits 20 Total Deposits - $1,493.6 Million As of September 30, 2016 Total Non-Time Deposits - $510.0 Million As of September 30, 2016 $32.9 2% $84.9 6% $27.7 2% $364.5 24% $983.6 66% Noninterest-bearing deposits Interest-bearing demand deposits Savings accounts Money market accounts Time deposits $96.2 19% $98.9 19% $314.9 62% Treasury management Small business Consumer

Asset Quality 21 Asset quality has improved significantly while balance sheet growth has continued on a strong upward trend 1 3Q16 includes 0.54% related to the charge-off of one C&I loan with an outstanding balance of $1.6 million NPAs / Total Assets NPLs / Total Loans Allowance for Loan Losses / NPLs Net Charge-Offs (Recoveries) / Average Loans 1 1.62% 0.90% 0.50% 0.37% 0.31% 2012 2013 2014 2015 3Q16 1.23% 0.37% 0.04% 0.02% 0.09% 2012 2013 2014 2015 3Q16 133.3% 293.0% 1,959.5% 5,000.6% 932.1% 2012 2013 2014 2015 3Q16 0.69% 0.17% 0.00% (0.07%) 0.57% 2012 2013 2014 2015 3Q16

Capital 22 Following the initial public offering in late 2013, the Company deployed capital to fund commercial loan growth, driving revenue growth and improved profitability During 4Q15, the Company issued $10 million in subordinated notes (tier 2 capital) to supplement regulatory capital In 2Q16, the Company raised $22.8 million of common equity to further support its growth During 3Q16, the Company issued $25 million in publicly traded subordinated notes (tier 2 capital) to supplement regulatory capital Strong insider ownership ensures board, management and shareholder interests are aligned 1 1 1 See Reconciliation of Non-GAAP Financial Measures $19.38 $20.74 $21.11 $21.23 $21.90 $22.24 $22.93 $23.67 $23.94 10.8% 9.5% 9.2% 8.7% 8.5% 7.9% 6.8% 7.7% 7.3% 2013 2014 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 TBV Per Share TCE / TA 11.7% 9.9% 9.5% 8.9% 8.8% 8.3% 7.7% 8.1% 7.6% 15.6% 12.6% 12.0% 11.1% 10.7% 10.1% 9.4% 10.7% 10.1% 17.1% 13.8% 13.2% 12.3% 11.9% 12.3% 11.4% 12.5% 13.7% 2013 2014 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 Tier 1 Leverage Tier 1 Capital Total Capital Tangible Common Equity 1 Regulatory Capital Ratios

23 Pro Forma Capital Ratios The exhibit below illustrates the potential impact of a $25 million common equity raise 1 See Reconciliation of Non-GAAP Financial Measures 2 Assumes 20% risk-weighting on assets and net proceeds of $23.4M after deducting offering expenses 2 1 7.3% 7.6% 10.1% 10.1% 13.7% 8.5% 8.9% 11.8% 11.8% 15.4% TCE / TA Tier 1 Leverage Common Equity Tier 1 Tier 1 Capital Total Capital As Reported (9/30/16) Pro Forma for Offering

Investment Summary Strong earnings growth and rapidly improving profitability Demonstrated track record of deploying capital to fuel loan growth while maintaining strong asset quality Investments in commercial lending platform are producing results Geographic and credit product diversity provide ability to generate sustained balance sheet growth Consumer banking platform well-positioned to capitalize on changing consumer preferences Full service, technology-driven model will deliver increasing efficiency Experienced management team committed to building shareholder value 24

Reconciliation of Non-GAAP Financial Measures

Dollars in thousands	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16
Total equity - GAAP	$96,785	$99,362	$99,908	$102,912	$104,330	$107,830	$135,679	$137,154
Adjustments:								
Goodwill	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)
Tangible common equity	$92,098	$94,675	$95,221	$98,225	$99,643	$103,143	$130,992	$132,467
Total assets - GAAP	$ 970,503	$ 1,035,677	$ 1,104,645	$ 1,166,170	$ 1,269,870	$ 1,527,719	$ 1,702,468	$ 1,824,196
Adjustments:								
Goodwill	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)
Tangible assets	$ 965,816	$ 1,030,990	$ 1,099,958	$ 1,161,483	$ 1,265,183	$ 1,523,032	$ 1,697,781	$ 1,819,509
Common shares outstanding	4,439,575	4,484,513	4,484,513	4,484,513	4,481,347	4,497,284	5,533,050	5,533,050
Book value per common share	$21.80	$22.16	$22.28	$22.95	$23.28	$23.98	$24.52	$24.79
Effect of goodwill	(1.06)	(1.05)	(1.05)	(1.05)	(1.04)	(1.05)	(0.85)	(0.85)
Tangible book value per common share	$20.74	$21.11	$21.23	$21.90	$22.24	$22.93	$23.67	$23.94
Total shareholders' equity to assets ratio	9.97%	9.59%	9.04%	8.82%	8.22%	7.06%	7.97%	7.52%
Effect of goodwill	(0.43%)	(0.41%)	(0.38%)	(0.36%)	(0.34%)	(0.29%)	(0.25%)	(0.24%)
Tangible common equity to tangible assets ratio	9.54%	9.18%	8.66%	8.46%	7.88%	6.77%	7.72%	7.28%
Total average equity - GAAP	$95,832	$97,844	$99,333	$100,885	$103,583	$106,278	$117,913	$135,666
Adjustments:								
Average goodwill	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)
Average tangible common equity	$91,145	$93,157	$94,646	$96,198	$98,896	$101,591	$113,226	$130,979
Return on average shareholders' equity	6.07%	8.55%	9.15%	9.14%	8.73%	9.20%	9.67%	9.08%
Effect of goodwill	0.31%	0.43%	0.45%	0.44%	0.41%	0.43%	0.40%	0.33%
Return on average tangible common equity	6.38%	8.98%	9.60%	9.58%	9.14%	9.63%	10.07%	9.41%

25

First Internet Bancorp

First Internet Bancorp Common Equity Offering December 2016